FORM 6-K

02041580

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

20 June 2002

PREMIER FARNELL PLC

PREMIER FARNELL PLC
(Translation of registrant's name in English)

Armley Road, Leeds, West Yorkshire
LS12 2QQ, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-........

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PLC
(Registrant)

Date: June 20, 2002

By: ______________
Dorcas Murray
Deputy Company Secretary

18 June 2002

Preference Share Conversion

Premier Farnell plc (the "Company") announces that a further 12,623 Preference Shares were today converted into 58,065 new Ordinary Shares under the special conversion right announced on 17 April 2002 (the "Special Conversion Right").

The Special Conversion Right, which enables Preference Shareholders to convert their Preference Shares at an enhanced rate, remains open to Preference Shareholders until 26 June 2002 (24 June 2002 for US holders).

For further information:

Steven Webb
Company Secretary, Premier Farnell plc
+44 (0)113 387 5277